United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Eidos Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

28249H104

(CUSIP Number)

Brian Stephenson

BridgeBio Pharma, Inc.

421 Kipling Street,

Palo Alto, CA 94301

(650) 391-9740

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons BridgeBio Pharma, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 24,575,501
	8	Shared Voting Power 0
	9	Sole Dispositive Power 24,575,501
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,575,501
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 63.7%
14	Type of Reporting Person CO (Delaware corporation)

EXPLANATORY NOTE

This Amendment No. 8 amends the Schedule 13D (as previously amended, the “Schedule 13D”), filed with the U.S. Securities and Exchange Commission (the “SEC”) by BridgeBio Pharma, Inc. (“BridgeBio”) and its predecessor and wholly-owned subsidiary, BridgeBio Pharma LLC, relating to the Common Stock, par value $0.001 per share (“Eidos Common Stock”), of Eidos Therapeutics, Inc., a Delaware corporation (“Eidos”), whose principal executive offices are located at 101 Montgomery Street, Suite 2000, San Francisco, California 94104. Except as specifically set forth herein, the Schedule 13D remains unmodified.

All capitalized terms used in this Amendment No. 8 but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 5, 2020, Eidos, BridgeBio, Globe Merger Sub I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of BridgeBio (“Merger Sub”), and Globe Merger Sub II, Inc., a Delaware corporation and an indirect wholly owned subsidiary of BridgeBio (“Merger Sub II”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, on the terms and subject to the conditions therein, (i) the merger of Merger Sub with and into Eidos (the “Initial Merger”), with Eidos surviving the Initial Merger, and (ii) thereafter, the merger of Eidos with and into Merger Sub II (the “Subsequent Merger” and, together with the Initial Merger, the “Mergers”), with Merger Sub II surviving as an indirect wholly owned subsidiary of BridgeBio.

The Merger Agreement has been unanimously approved by BridgeBio’s Board of Directors and was approved by Eidos’ Board of Directors based upon the unanimous recommendation of a special committee of independent directors of Eidos.

Under the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Initial Merger (the “Effective Time”), each share of Eidos Common Stock issued and outstanding immediately prior to the Effective Time (subject to certain exceptions) will be converted into the right to receive, at the election of each stockholder of Eidos, (i) 1.85 shares of BridgeBio’s common stock, par value $0.001 per share (“BridgeBio Common Stock”), or (ii) $73.26 in cash ((i) and (ii) collectively, the “Merger Consideration”), subject to proration as necessary to ensure that the aggregate amount of the cash portion of the Merger Consideration is no greater than $175 million.

The Mergers are subject to certain approvals of Eidos stockholders and BridgeBio stockholders, and other customary closing conditions.

Upon completion of the Mergers, shares of Eidos Common Stock currently listed on The Nasdaq Global Select Market (“Nasdaq”) will cease to be listed on the Nasdaq and will subsequently be deregistered under the Securities Exchange Act of 1934, as amended.

The foregoing description of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 1 and is incorporated herein by reference.

Except as set forth in this Schedule 13D and in connection with the Mergers described above, BridgeBio does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, BridgeBio may change its purpose, change its intentions with respect to previous plans or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by restating the items disclosed under (a) – (c) thereof as follows:

(a)-(b) BridgeBio Pharma, LLC, a wholly-owned subsidiary of BridgeBio, is the record holder of 24,575,501 shares of Eidos Common Stock. The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Eidos Common Stock and percentage of Eidos Common Stock beneficially owned by BridgeBio, as well as the number of shares of Eidos Common Stock as to which BridgeBio has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 38,592,203 shares of Eidos Common Stock issued and outstanding as of the close of business on October 2, 2020 (as set forth in the Merger Agreement).

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
BridgeBio Pharma, Inc.	24,575,501	63.7%	24,575,501	0	24,575,501	0

(c)	BridgeBio has not effected any transactions in Eidos Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description of the Merger Agreement set forth in Item 4 is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit No.	Description
1*	Agreement and Plan of Merger, dated as of October 5, 2020, by and among Eidos Therapeutics, Inc., BridgeBio Pharma, Inc., Globe Merger Sub I, Inc. and Globe Merger Sub II, Inc.

*

Schedules to the Merger Agreement (identified therein) have been omitted pursuant to Item 601(b)(2) of Regulation S-K. BridgeBio hereby undertakes to furnish supplementally a copy of any omitted schedule to the SEC upon request.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2020

BridgeBio Pharma, Inc.

By:	/s/ Brian Stephenson
Name:	Brian Stephenson
Title:	Chief Financial Officer